January 27, 2026

Zhang Hong
Chief Executive Officer
Yinfu Gold Corporation
Foreign Trade Group Mansion, Suite 1608
Dongmen Street, Luohu District
Shenzhen, China 518000

       Re: Yinfu Gold Corporation
           Form 10-K for the Fiscal Year ended March 31, 2025
           File No. 333-152242
           Filed June 30, 2025
Dear Zhang Hong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation